787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 12, 2018

VIA EDGAR

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Registration Statement filed on Form N-14 on December 21, 2017 Securities Act File No. 333-222219

Dear Mr. Ellington:

This letter responds to comments on the above-referenced Registration Statement that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with the undersigned on January 11, 2018.  The Registration Statement relates to the proposed reorganization of The Asia Tigers Fund, Inc. (the “Target Fund”) into Aberdeen Chile Fund, Inc. (the “Registrant” or the “Acquiring Fund,” and together with the Target Fund, the “Funds,” and each, a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                                     In the tables disclosing the fees and expenses of the Target Fund, please add a column that discloses the fees and expenses of the Acquiring Fund.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 2:                                                     Please confirm that the fees and expenses in the tables disclosing the fees and expenses of each Fund are the current fees and expenses of each Fund.

Response:                                                                                        The Registrant confirms that the fees and expenses in the tables disclosing the fees and expenses of each Fund are those for the twelve months ended June 30, 2017 and are reflective of each Fund’s current fees and expenses.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:                                                     The disclosure on page 35 of the Proxy Statement/Prospectus states that the anticipated costs of the Reorganization for GRR are $460,000, but other sections of the Proxy Statement/Prospectus state that such anticipated costs are $475,000.  Please reconcile or explain the reason for this difference.

Response:                                                                                        The Registrant has revised the above-referenced disclosure on page 35 to state that such anticipated costs are $475,000.

Comment No. 4:                                                     Please disclose the following information in the Questions & Answers and Material Federal Income Tax Consequences of the Reorganization sections and in the Notes to Pro Forma Combined Condensed Financial Statements: (a) that the Target Fund will realize capital gains in advance of the Reorganization on the sale of securities that are not permitted to be transferred to the Acquiring Fund; (b) that the Combined Fund will realize capital gains following realignment of its portfolio post-Reorganization; and (c) that capital gains may be realized when cash is generated for the proposed tender offer.  With respect to each of (a), (b) and (c), please also disclose: (i) the estimated percentage of the Fund’s portfolio to be sold in connection with the Reorganization; (ii) the portfolio transaction costs relating to such sales; and (iii) the estimated capital gains distribution resulting from such sales on an aggregate and per share basis.

Response:                                                                                        The requested disclosure has been added or was previously included, except that the estimated capital gains distribution resulting from sales of securities to generate cash for the proposed tender offer cannot be predicted. The tax impact of the tender offer will depend on the Combined Fund’s basis in the securities sold, offset by capital loss carry forwards, if any. The Combined Fund anticipates selling a significant portion of its portfolio in advance of the tender offer and purchasing securities in line with its new investment strategy. The price at which portfolio securities are bought by the Combined Fund in line with its new investment strategy, and the price at which they would be sold in advance of the tender offer, cannot be predicted; as a result, the amount of capital gains (or losses) to be realized from the sale of such securities to raise cash for the tender offer cannot be estimated.  The amount of net capital gains realized and distributed can fluctuate widely and will depend on, among other things, market conditions at the time of the purchases and sales.  Any net capital gains realized will be distributed prior to the end of 2018, and such distribution will be taxable to tax-paying shareholders. These gains may be offset by any capital losses realized during the Combined Fund’s fiscal year ending December 31, 2018. Disclosure to this effect has been added to the Registration Statement.

Comment No. 5:                                                     Please mark all of the pro forma financial statements as unaudited.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 6:                                                     In the pro forma portfolio of investments, please identify any securities expected to be sold before or after the closing of the Reorganizations.

Response:                                                                                        The requested disclosure has been added.

Comment No. 7:                                                     The pro forma financial statements should only include adjustments directly related to the Reorganizations. Accordingly, in the pro forma statement of assets and liabilities, please include pro forma adjustments for estimated Reorganization expenses and remove pro forma adjustments for bank loans payable and investments, at value.

Response:                                                                                        The Registrant notes that the adjustments for bank loans payable were included as a result of the Combined Fund’s anticipated use of leverage; however, the Registrant has made the requested changes.

Comment No. 8:                                                     The pro forma financial statements should only include adjustments directly related to the Reorganizations. Accordingly, in the pro forma statement of operations, please remove pro forma adjustments for bank loan fees and expenses and additional income from leveraged securities.

Response:                                                                                        The Registrant notes that the adjustments for bank loan fees and expenses and additional income from leveraged securities were included as a result of the Combined Fund’s anticipated use of leverage; however, the Registrant has made the requested changes.

Comment No. 9:                                                     The pro forma statement of operations should only include adjustments directly related to the Reorganizations. Accordingly, in the pro forma statement of operations, please include the relevant footnote for pro forma adjustments for Chilean repatriation taxes.

Response:                                                                                        The Registrant has added the requested footnote.

Comment No. 10:                                              In the Notes to Pro Forma Combined Condensed Financial Statements, disclose whether each Reorganization is contingent on the other Reorganizations or if each Reorganization will be consummated independent of the shareholder vote relating to the other proposed Reorganizations.

Response:                                                                                        The Registrant has added the requested disclosure.

Comment No. 11:                                              In the Notes to Pro Forma Combined Condensed Financial Statements, please disclose whether there are any changes in the significant accounting policies, including valuation policy, of each Fund as a result of the Reorganization.

Response:                                                                                        There are no changes to the significant accounting policies, including the valuation policy, of each Fund as a result of the Reorganization. Disclosure to this effect has been added to the Notes to Pro Forma Combined Condensed Financial Statements.

Comment No. 12:                                              With respect to the Target Fund, please include or incorporate by reference audited financial statements and audited financial highlights for the fiscal year ended October 31, 2017, and file an auditor’s consent in the next pre-effective amendment filing.  Please also update any other April 30, 2017 financial information for the Target Fund with October 31, 2017 financial information.

Response:                                                                                        The requested updates have been made and the Registrant will file an auditor’s consent relating to the October 31, 2017 financial statements with the next pre-effective amendment filing.

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Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                Dean A. Caruvana, Esq., Willkie Farr & Gallagher LLP

Katherine Corey, Esq., Aberdeen Asset Management Inc.

Sharon Ferrari, Aberdeen Asset Management Inc.

Andrea Melia, Aberdeen Asset Management Inc.